Mail Stop 3561
                                                            November 22, 2017

Via E-mail
John Venners
Principal Executive Officer
Northsight Capital, Inc.
7580 East Gray Rd., Suite 103
Scottsdale, AZ 85260

       Re:     Northsight Capital, Inc.
               Amendment No. 1 to
               Registration Statement on Form S-1
               Filed October 31, 2017
               File No. 333-216863

Dear Mr. Venners:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover

1. Please revise the third paragraph and throughout the filing, including in the Plan of
       Distribution, that your shares are quoted on the OTC Pink marketplace and that the selling shareholders will sell at a fixed price until your shares are quoted on the OTC
       Bulletin Board, the OTCQX or OTCQB, at which time the shares may be sold at prevailing market prices or in privately negotiated transactions.

Northsight Capital, Inc., page 6

2. Please describe the material terms of your agreement with Crush Mobile, LLC including the variety of conditions you reference. Clarify the terms under which management of
       Crush Mobile will take over management of the company.
 John Venners
Northsight Capital, Inc.
November 22, 2017
Page 2

3. Given your financing challenges, please tell us how you intend to meet the financing conditions for the acquisition.

Governmental Regulation, page 27

4. We note your statement on this page that certain federal laws regarding cannabis do not currently apply to your business. Please describe in greater detail the basis for this statement, including the company's inquiry into this matter. Make similar changes in your risk factor titled "Evolving Regulation of the Cannabis Industry May Affect Us
        Adversely" on page 19.

Transactions with Related Parties, page 38

5. Please provide complete disclosure of related party transactions for the two fiscal years preceding the registrant's last fiscal year as required by Instruction 1 to Item 404 of
        Regulation S-K. Disclose the name of each related person, including significant shareholders as required by Item 404(a)(1) of Regulation S-K.

Signatures

6. Please revise the signature blocks, to conform to the form required by Form S-1, to clearly indicate the date the filing is signed by each signer and that the registration statement is being signed by each person in the capacity indicated.

Interim Financial Statements for the six month period ended June 30, 2017

7. We note that you did not provide an interim statement of stockholder's deficit but discussed transactions in the notes. There does not appear to be sufficient information in the notes to support the changes in the equity balances. Please provide us with a summarized roll-forward schedule of each of the separate accounts comprising shareholders' equity from December 31, 2016 to September 30, 2017.

Notes to Unaudited Condensed Financial Statements
Note 16   Revision of Prior Period Financial Statements, page F-12

8. We note your disclosure that during the second quarter of 2017, you identified an immaterial error relating to the recognition of warrants not yet received during the year ended December 31, 2016. We also note that you have corrected this error for the interim period ended June 30, 2016. Please provide us the following:

                quantify the effect of this error to any of the prior periods not mentioned in your disclosures, including the impact on your results of operations for the year ended
                December 31, 2016; and
 John Venners
Northsight Capital, Inc.
November 22, 2017
Page 3

                provide an explanation of the quantitative and qualitative factors considered by management in determining that the effect of the loss on securities in the amount of $175,044 or 13% increase in net loss was not material to results of operations for the interim period ended June 30, 2016 or to any of the prior periods affected by this error.

Note 17- Subsequent Events, page F-14

9. We note that you entered into a definitive agreement to acquire all the outstanding membership interests of Crush Mobile, LLC for an aggregate of approximately 8 million shares of common stock, plus $85,000 in cash on August 8, 2017. Please provide the financial statements for Crush Mobile, LLC and the pro forma financial information as required by Rule 3-05 and Article 11 of Regulation S-X.

Exhibits

10. The legal opinion should be based on a review of all necessary or appropriate documents for the purposes of the opinion and not merely the documents counsel subjectively deems necessary. Such documents should not be qualified or limited by reference to a list of enumerated documents such as Schedule B. Please revise accordingly.

11. Please include all your material agreements, including your agreement with Crush Mobile in your list of exhibits.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 John Venners
Northsight Capital, Inc.
November 22, 2017
Page 4



      You may contact Joanna Lam, Staff Accountant, at 202 551-3476 or Nasreen Mohammad, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202)
551-3269 or Brigitte Lippmann at (202) 551-3713 if you have any other questions.


                                                          Sincerely,

                                                          /s/ Brigitte Lippmann
(for)

                                                          John Reynolds
                                                          Assistant Director
                                                          Office of Beverages,
                                                          Apparel and Mining


cc:   John G. Nossiff, Esq.
      The Nossiff Law Firm, LLP